Pacer Funds Trust
16 Industrial Blvd, Suite 201
Paoli, Pennsylvania 19301

December 21, 2015

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Pacer Funds Trust (the “Trust”) Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-201530 and 811-23024

Dear Ms. Vroman-Lee:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on December 14, 2015 with respect to the Amendment and the Trust’s correspondence dated December 7, 2015 (the “Response”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment and Response.

In connection with this correspondence, the Trust, on behalf of the Funds, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pacer Trendpilot™ European Index ETF

Comment 10.
The Staff continues to believe that the Fund’s name could be misleading under Rule 35d-1 under the Investment Company Act of 1940 because of the Fund’s policy of investing, potentially for extended periods of time, in U.S. Treasuries, rather than securities of European. Please remove “European” from the Fund’s name or adopt a policy to invest, under normal circumstances, at least 80% of the Fund’s assets in securities of European companies.  If the Registrant believes that other “European” funds have been permitted by the staff to have investment policies to invest up to 100% of the fund’s assets in non-European securities, please provide examples.

Response:
The Registrant notes that the construction of the Fund’s underlying index is such that the index, and consequently, the Fund, is only expected to invest more than 20% of its assets in non-European securities during adverse market or economic conditions for relatively short periods of time. Consequently, the Fund believes that its policy to invest, under normal circumstances, at least 80% of the Fund’s assets in constituents of the Index satisfies Rule 35d-1.

Moreover, the Registrant believes that the Staff has consistently permitted funds with names including “Europe” and “European” to invest more than 20% of the applicable fund’s assets in non-European securities for short or long periods of time. As requested, the Registrant has attached at Appendix A examples of other such funds with disclosure indicating their policy of investing more than 20% of the appkicable fund’s assets in non-European securities during adverse market or economic conditions for short or long periods of time.  The Registrant is unaware of any objection by the Staff to such policies and believes treating the Fund’s policy any differently would be inconsistent with the treatment afforded to other registrants.

Additionally, the Registrant is not aware of any published rule or Staff release prohibiting a fund subject to Rule 35d-1 from temporarily investing more than 20% of its assets in cash or cash equivalents for defensive purposes. Consequently, the Registrant respectfully declines to make the requested changes.

Pacer Autopilot Hedged European Index ETF

Comment 12.	The Staff continues to believe that the Fund’s name could be misleading under Section 35(d) of the Investment Company Act of 1940 during periods when the Fund is “currency unhedged”.

Response:
The Registrant does not believe that the term “hedged” in the Fund’s name is materially deceptive or misleading because, on its own, the term does not indicate what is being hedged, how it is being hedged, or when it is being hedged. Various other “hedged” funds use the term to refer to risks such as interest rate risk, market risk, currency risk, security risk, etc. A reasonable investor would need to read the Fund’s prospectus to know the what, how and when to which the “hedge” applies. A reading of the summary section of the Fund’s prospectus would indicate that the specific risk being hedged by the Fund is the risk related to a weak-trending euro.  As described in the prospectus, the Fund’s underlying index, and consequently, the Fund, will utilize forward currency contracts to hedge such risk to the extent it exists at any given time. The Registrant notes that the risk from a weak-trending euro is always hedged by the index and Fund and disagrees with the Staff’s contention that there may be periods when such risk is not hedged. Consequently, the Registrant respectfully declines to make the requested change.

Pacer International Export Leaders ETF

Comment 24.
Please provide additional clarity as to what a “high percentage of foreign sales” is. For example, does a “high percentage of foreign sales” mean that a company’s percentage of foreign sales will be above the average for the FTSE Developed Ex US Index?

Comment 26.	Please adopt a policy that the Fund will invest 80% of its assets in companies with a foreign sales percentage greater than 50%.

Comment 27.
Under “Foreign Sales Risk,” the disclosure states that “The Fund invests in companies that derive a significant portion of their sales to foreign customers.” Please explain whether a “significant portion” means in excess of 50% or something else.

Response:
Companies included in the Index are expected to have a percentage of foreign sales in the top quintile (20%) of all companies in the FTSE Developed Ex US Index.  The Registrant is unaware of any rule requiring the Fund to adopt the suggested policy and respectfully declines to adopt such policy. The Registrant believes that a company whose percentage of foreign sales is in the top quintile of the FTSE Developed Ex US Index can reasonably be said to derive a “significant portion” of its sales from foreign customers. Consequently, the Registrant declines to further revise the Fund’s disclosure.

*           *           *

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586 or Sean Graber of Morgan Lewis & Bockius LLP at 215-963-5598.

Sincerely,

/s/Joe M. Thomson
Joe M. Thomson, President

Appendix A1

Henderson European Focus Fund, Prospectus dated November 30, 2015 at 75, Amendment No. 95 to the Registration Statement on Form N-1A of Henderson Global Funds, File No. 811-10399, filed on November 27, 2015 (“As a temporary measure for defensive purposes, each Fund may invest up to 100% of its assets in US or non-US currency denominated short-term investments, including cash or cash equivalents,….Each Fund may make these investments or increase its investment in these securities when the portfolio managers are unable to find enough attractive long-term investments, to reduce exposure to each Fund’s primary investments when the portfolio managers believe it is advisable to do so or when adverse or unusual market, economic, political or other conditions exist. Each Fund may take such portfolio positions for as long a period as deemed necessary.”)

Brown Advisory − WMC Strategic European Equity Fund, Summary Prospectus dated October 30, 2015 at 3, Prospectus dated October 30, 2015 at 103, Amendment No. 32 to the Registration Statement on Form N-1A of Brown Advisory Funds, File No. 811-22708, filed on October 30, 2015 (“In order to respond to adverse market, economic, political, or other conditions, the Fund may assume a temporary defensive position that is inconsistent with its investment objective and principal investment strategy and invest without limit in cash and prime quality cash equivalents such as prime commercial paper and other money market instruments.”)

Putnum Europe Equity Fund, Prospectus dated October 30, 2015 at 10, Amendment No. 32 to the Registration Statement on Form N-1A of Putnam Europe Equity Fund, File No. 811-5693, filed on October 26, 2015 (“In response to adverse market, economic, political or other conditions, we may take temporary defensive positions, such as investing some or all of the fund’s assets in cash and cash equivalents, that differ from the fund’s usual investment strategies.”)

ICON Europe Fund, Prospectus dated January 22, 2014 as amended May 5, 2014 at 25, Amendment No. 47 to the Registration Statement on Form N-1A of ICON Funds, File No. 811-07883, filed on April 28, 2014 (“In times of unstable or adverse market or economic conditions, up to 100% of a Fund’s assets may be invested in temporary defensive instruments in an effort to enhance liquidity or preserve capital. Temporary defensive investments generally include cash, cash equivalents such as commercial paper, money market instruments, foreign time deposits, short-term debt securities, U.S. government securities, or repurchase agreements.…A Fund may invest in temporary defensive investments for undetermined periods of time, depending on market or economic conditions.”)

Emerging Europe Fund, Prospectus dated May 1, 2015 at 27, Amendment No. 122 to the Registration Statement on Form N-1A of U.S. Global Investors Funds, File No. 811-1800, filed on April 30, 2015 (“The Adviser uses a matrix of statistical models to monitor market volatility and money flows, and as a result, the fund may at times maintain higher than normal cash levels. For example, the Adviser may take a temporary defensive position when the securities trading markets or the economy are experiencing excessive volatility, a prolonged general decline, or other adverse conditions. Under these circumstances, the fund may invest up to 100% of its assets in U.S. government securities, short-term indebtedness, repurchase agreements, money market instruments, or other investment grade cash equivalents, each denominated in U.S. dollars, or any other freely convertible currency.”)

Columbia Acorn European Fund, Prospectus dated May 1, 2015 at 16, Amendment No. 76 to the Registration Statement on Form N-1A of Columbia Acorn Trust, File No. 811-1829, filed on April 30, 2015 (“The Fund may from time to time take temporary defensive investment positions that are inconsistent with the Fund's principal investment strategies in attempting to respond to adverse market, economic, political, social or other conditions. These investment positions may include, without limitation, investments in money market instruments or holdings of cash or cash equivalents, and may be held by the Fund for as long a period as the Investment Manager deems necessary.”)

1 Emphasis in each example added by Registrant for easier reference.

Franklin Mutual European Fund, Statement of Additional Information dated May 1, 2015, Amendment No. 53 to the Registration Statement on Form N-1A of Franklin Mutual Series Funds, File No. 811-5387, filed on April 27, 2015 (“When the investment manager believes market or economic conditions are unfavorable for investors, the investment manager may invest up to 100% of the Fund's assets in temporary defensive investments, including cash, cash equivalents or other high quality short-term investments, such as short-term debt instruments, including U.S. government securities, high grade commercial paper, repurchase agreements, negotiable certificates of deposit, non-negotiable fixed time deposits, bankers acceptances, and other money market equivalents.…Unfavorable market or economic conditions may include excessive volatility or a prolonged general decline in the securities markets, the securities in which the Fund normally invests, or the economies of the countries where the Fund invests.”)

Columbia European Equity Fund, Prospectus dated March 1, 2015 at 13, Amendment No. 133 to the Registration Statement on Form N-1A of Columbia Funds Series Trust II, File No. 811-21852, filed on February 27, 2015 (“The Fund may from time to time take temporary defensive investment positions that may be inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, social or other conditions, including, without limitation, investing some or all of its assets in money market instruments or shares of affiliated or unaffiliated money market funds or holding some or all of its assets in cash or cash equivalents. The Fund may take such defensive investment positions for as long a period as deemed necessary.”)

T. Rowe Price Emerging Europe Fund, Prospectus dated March 1, 2015 at 113, Amendment No. 130 to the Registration Statement on Form N-1A of T. Rowe Price International Funds, Inc., File No. 811-2958, filed on February 25, 2015 (“A certain portion of fund assets may be held in reserves. Fund reserve positions can consist of: 1) shares of a T. Rowe Price internal money fund or short-term bond fund; 2) short-term, high-quality U.S. and foreign dollar-denominated money market securities, including repurchase agreements; and 3) U.S. dollar or non-U.S. dollar currencies. For temporary, defensive purposes, there is no limit on a fund’s holdings in reserves.”)

Fidelity Advisor Europe Capital Appreciation Fund, Statement of Additional Information dated December 30, 2013, Amendment No. 114 to the Registration Statement on Form N-1A of Fidelity Advisor Series VIII, File No. 811-03855, filed on December 27, 2013 (“Each of…Fidelity Advisor Europe Capital Appreciation Fund…reserves the right to invest without limitation in preferred stocks and investment-grade debt instruments for temporary, defensive purposes.”)